UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         Westinghouse Air Brake Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   960386-10-0
                ------------------------------------------------
                                 (CUSIP Number)
                               Kenneth A. Pereira
               American Industrial Partners Capital Fund II, L.P.
                         One Maritime Plaza, Suite 2525
                         San Francisco, California 94111
                                 (415) 788-7354

                                 with a copy to

                           Mark A. Stegemoeller, Esq.
                                Latham & Watkins
                          233 South Wacker, Suite 5800
                             Chicago, Illinois 60606
                                 (312) 876-7700
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 21, 1997
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 29 Pages

                                  SCHEDULE 13D

----------------------------------      ----------------------------------------
CUSIP No.   960386-10-0                    Page    2      of     29     Pages
          --------------                        --------    ----------
----------------------------------      ----------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             American Industrial Partners Capital Fund II, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|

                                                                         (b) |x|

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS                               2(d) or 2(e) |_|


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                              900,000
   NUMBER OF
     SHARES     ----------------------------------------------------------------
  BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY
      EACH                    0
   REPORTING    ----------------------------------------------------------------
     PERSON         9    SOLE DISPOSITIVE POWER
      WITH
                              900,000
                ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             900,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |x|


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------     ----------------------------------------
CUSIP No.   960386-10-0                    Page    3      of     29     Pages
          -----------------------               --------    ----------
-----------------------------------     ----------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             American Industrial Partners II, L.P.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|

                                                                         (b) |x|

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 |_|


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                               900,000
   NUMBER OF    ----------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH      ----------------------------------------------------------------
   REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                     900,000
                ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             900,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |x|


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------------     ----------------------------------------
CUSIP No.   960386-10-0                    Page    4      of     29      Pages
          -----------------------               --------    -----------
-----------------------------------     ----------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             American Industrial Partners Corporation
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)|_|

                                                                          (b)|x|

--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                               900,000
   NUMBER OF    ----------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH      ----------------------------------------------------------------
   REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                     900,000
                ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             900,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |x|


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------      ----------------------------------------
CUSIP No.   960386-10-0                    Page    5     of     29      Pages
          -----------------------               --------    -----------
----------------------------------      ----------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             Theodore C. Rogers
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)|_|

                                                                          (b)|x|

--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                               900,000
   NUMBER OF    ----------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH      ----------------------------------------------------------------
   REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                     900,000
                ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             900,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |x|


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------      ----------------------------------------
CUSIP No.   960386-10-0                    Page    6      of     29      Pages
          -----------------------               --------    -----------
----------------------------------      ----------------------------------------

--------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


             W. Richard Bingham
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) |_|

                                                                         (b) |x|
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

             00
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                               900,000
   NUMBER OF    ----------------------------------------------------------------
     SHARES         8    SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                   0
      EACH      ----------------------------------------------------------------
   REPORTING        9    SOLE DISPOSITIVE POWER
     PERSON
      WITH                     900,000
                ----------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             900,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |x|


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------

                                                              Page 7 of 29 Pages


Item 1.  Security and Issuer.

         This statement relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of Westinghouse Air Brake Company, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1001 Air Brake Avenue, Wilmerding, Pennsylvania 15148.


Item 2.  Identity and Background.

         This statement is being filed jointly by the following reporting persons (hereinafter collectively referred to as the "Reporting Persons"):

         (i) American Industrial Partners Capital Fund II, L.P., a Delaware limited partnership ("AIP Capital");

         (ii) American Industrial Partners II, L.P., a Delaware limited partnership ("AIP II");

         (iii) American Industrial Partners Corporation, a Delaware corporation ("AIP Corporation");

         (iv)  Theodore C. Rogers, an individual; and

         (v)   W. Richard Bingham, an individual.

The principal offices of the Reporting Persons (except for Mr. Rogers) are located at One Maritime Plaza, Suite 2525, San Francisco, California 94111. The principal offices of Mr. Rogers are located at 551 Fifth Avenue, New York, New York 10176. AIP Capital, AIP II and AIP Corporation are principally engaged in the business of investing in businesses. AIP II is the sole general partner of AIP Capital and AIP Corporation is the sole general partner of AIP II. Mr. Rogers and Mr. Bingham are, or may be considered to be, controlling stockholders of AIP Corporation.

The executive officers of AIP Corporation are as follows: Mr. Rogers is the Chairman of the Board and Secretary; Mr. Bingham is the President, Treasurer and Assistant Secretary; Kenneth A. Pereira is the Controller; and Burnell R. Roberts, Tom H. Barrett, Robert L. Purdum and Robert Cizik are Managing Directors. Messrs. Rogers, Bingham, Roberts, Barrett, Cizik and Purdum are members of the Board of Directors of AIP Corporation. The principal business address for Messrs. Rogers and Purdum is 551 Fifth Avenue, New York, New York 10176. The principal

                                                              Page 8 of 29 Pages

business address for Messrs. Bingham and Pereira is One Maritime Plaza, Suite 2525, San Francisco, California 94111. The principal business address for Mr. Roberts is c/o Pembroke Associates, Kettering Tower, Suite 2340, 2nd & Main Streets, Dayton, Ohio 45423. The principal business address for Mr. Barrett is c/o Goodyear Tire & Rubber Company, One Cascade Plaza, 21st Floor, Akron, Ohio 44308. The principal business address for Mr. Cizik is c/o Cizik Interests, Texas Commerce Tower, 600 Travis, Suite 3628, Houston, Texas 77002. Messrs. Bingham, Pereira, Rogers, Roberts, Barrett, Cizik and Purdum are citizens of the United States of America. The present principal occupation or employment of each of Messrs. Pereira, Roberts, Barrett, Cizik and Purdum is serving in his position with AIP Corporation or one of its portfolio companies. The present principal occupation or employment of Mr. Bingham is serving in his position with AIP Corporation and as President, Secretary and a member of the Board of Directors of AIP Management Corporation I, a Delaware corporation. The present principal occupation or employment of Mr. Rogers is serving in his position with AIP Corporation and as President, Secretary and a member of the Board of Directors of AIP Management Corporation II, a Delaware corporation.

         During the past five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the other persons named in this
Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person.

                                                              Page 9 of 29 Pages

Item 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for AIP Capital's acquisition of 900,000 shares of Common Stock pursuant to the Stock Purchase Agreement referred to below was funds committed to AIP Capital by its partners pursuant to a partnership agreement previously entered into with such partners. Pursuant to the Stock Purchase Agreement, dated as of March 5, 1997 (the "Stock Purchase Agreement"), by and among Scandinavian Incentive Holding B.V., a corporation organized under the laws of the Netherlands ("SIH"), Incentive AB, a corporation organized under the laws of the Kingdom of Sweden and the sole stockholder of SIH ("Incentive"), Vestar Equity Partners, L.P., a Delaware limited partnership ("Vestar"), Harvard Private Capital Holdings, Inc., a Massachusetts corporation ("Harvard"), AIP Capital, and certain employees of the Issuer (the "Management Purchasers"), AIP Capital paid a purchase price of $11.00 per share for 900,000 shares of Common Stock, for an aggregate purchase price of $9,900,000.

Item 4.     Purpose of Transaction.

            The shares of Common Stock acquired by AIP Capital have been acquired solely for the purpose of investment. AIP Capital's acquisition of such shares was made as part of a transaction in which SIH sold all of its 10,000,000 shares of Common Stock pursuant to the Stock Purchase Agreement and the Redemption Agreement, described below.

            Pursuant to the Stock Purchase Agreement, on March 31, 1997, SIH sold 6,000,000 shares of Common Stock, of which AIP Capital purchased 900,000 shares, Vestar purchased 2,400,000 shares, Harvard purchased 2,400,000 shares and the Management Purchasers purchased an aggregate of 300,000 shares. Concurrently with the execution and delivery of the Stock Purchase Agreement, the Issuer entered into the Redemption Agreement, dated as of March 5, 1997 (the "Redemption Agreement"), with SIH and Incentive. Pursuant to the Redemption Agreement, on March 31, 1997, the Issuer purchased the remaining 4,000,000 shares of Common Stock owned by SIH (the "Redemption").

                                                             Page 10 of 29 Pages


            In addition, in connection with the execution and delivery of the Stock Purchase Agreement, AIP Capital entered into the Stockholders Agreement, the Registration Rights Agreement, and the Buyers Letter Agreement and is a beneficiary of the Management Purchasers Letter Agreements (each as described in Item 6 below), which contain provisions regarding, among other things, the acquisition, disposition and voting of shares of Common Stock by the parties to such agreements, as well as certain provisions regarding the composition of the Issuer's Board of Directors (the "Board").

            The Reporting Persons may make additional purchases of Common Stock either in the open market or in private transactions, depending on the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the securities of the Issuer, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, regulatory approvals and other future developments. Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to dispose of all or part of their investment in the Common Stock, subject to certain restrictions set forth in the Stockholders Agreement and the Buyers Letter Agreement.

            Except as described herein and in Item 6 below, neither the Reporting Persons nor, to the best of their knowledge, any of the individuals referred to in Item 2, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, subject to the Reporting Persons' obligations under the agreements referred to above, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to in the proceeding paragraph, may in the future propose that the Issuer take one or more of such actions.

                                                             Page 11 of 29 Pages

Item 5.     Interest in Securities of Issuer.

     (a) As a result of the various provisions in the Stock Purchase Agreement, the Stockholders Agreement, the Buyers Letter Agreement and the Management Purchasers Letter Agreements, the Reporting Persons may be deemed to be a members of a group (the "Group"), within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons, Harvard, Vestar, the Management Purchasers (including each of the following executive officers of the
Issuer: William B. Kassling, Emilio A. Fernandez, Robert J. Brooks and John M. Meister (collectively, the "Executive Officers")), Ofelia B. Fernandez, Davideco, Inc., a Pennsylvanis business trust ("Davideco"), Suebro, Inc., a Delaware holding company ("Suebro") and the voting trust (the "Voting Trust") created under the Second Amended and Restated Voting Trust/Disposition Agreement, dated as of December 13, 1995 (the "Voting Trust Agreement"). Collectively, the foregoing Group beneficially owns an aggregate 15,467,047 shares of Common Stock (excluding 9,336,000 shares of Common Stock which certain Management Purchasers may be deemed to beneficially own, by reason of their positions, under the Issuer's Employee Stock Ownership Plan (the "ESOP") and otherwise, but as to which they disclaim beneficial ownership (the "Disclaimed Shares")), representing 41.3% of the shares of Common Stock outstanding as of March 14, 1997 (46.2% after giving effect to the Redemption). Each of the Reporting Persons disclaims beneficial ownership of shares of Common Stock held by members of the Group, other than shares held by such Reporting Person. (All of the percentages and information regarding share ownership included in this Statement are based on information provided to the Reporting Persons by the Issuer).

      AIP Capital owns 900,000 shares of Common Stock for its own account, representing 2.4% of the total number of shares of Common Stock outstanding on March 14, 1997 (2.7% after giving effect to the Redemption); AIP Capital is controlled by its sole general partner, AIP II, and AIP II is controlled by its sole general partner, AIP Corporation. Mr. Rogers and Mr. Bingham are, or may be considered to be, controlling stockholders of AIP Corporation. As a result, AIP II, AIP Corporation, Mr. Rogers and Mr. Bingham may be deemed to beneficially own the shares of Common Stock owned by AIP Capital.

                                                             Page 12 of 29 Pages

            In their positions as the executive officers and directors of AIP Corporation, Messrs. Bingham, Asreira, Rogers, Roberts, Cizik, Barrett and Purdum may be deemed to have shared voting and dispositive power for shares of Common Stock beneficially owned by AIP Corporation and, therefore, may be deemed to beneficially own such shares of Common Stock, but they disclaim any such ownership.

            Harvard owns 2,400,000 shares of Common Stock for its own account, representing 6.4% of the total number of shares of Common Stock outstanding on March 14, 1997 (7.2% after giving effect to the Redemption); Vestar owns 2,400,000 shares of Common Stock for its own account, representing 14.6% of the total number of shares of Common Stock outstanding on March 14, 1997 (7.2% after giving effect to the Redemption); the Voting Trust holds 5,488,260 shares of Common Stock, representing 14.6% of the total number of shares of Common Stock outstanding on March 14, 1997 (16.4% after giving effect to the Redemption); Mr. Kassling beneficiall owns 41,500 shares of Common Stock (not including the 500 shares owned by Mr. Kassling's minor son, the shares owned by Davideco, of which Mr. Kassling is the principal executive officer, or the 6,500 shares deposited by Mr. Kassling in the Voting Trust), representing approximately .1% of the Common Stock outstanding as of March 14, 1997 (approximately .1% after giving effect to the Redemption); Mr. Fernandez beneficially owns 396,269 shares (not including shares owned by Mrs. Fernandez and 12,421 shares owned by Mr. Fernandez's son), representing 1.0% of the Common Stock outstanding on March 14, 1997 (approximately 1.2% after giving effect to the Redemption); Mrs. Fernandez beneficially owns 257,175 shares of Common Stock, representing .7% of the Common Stock outstanding as of March 14, 1997 (approximately .8% after giving effect to the Redemption); Mr. Brooks beneficially owns 11,000 shares of Common Stock (not including the 2,000 shares owned by Mr. Brooks' child, the 360,000 shares owned by Suebro, of which Mr. Brooks is the principal executive officer, or the 96,300 shares deposited by Mr. Brooks in the Voting Trust), representing less than .1% of the Common Stock outstanding as of March 14, 1997 and after giving effect to the Redemption; Mr. Meister beneficially owns 4,000 shares of Common Stock (not including 222,000 shares held in trust for Mr. Meister's children, as to which trust Mr. Meister is trustee), representing approximately .7% of the Common Stock outstanding as of March 14, 1997 and after giving effect to the Redemption; Davideco beneficially owns 1,503,336 shares of Common Stock (all of which are deposited in the Voting Trust), representing 4.0% of the Common Stock outstanding as of March 14, 1997 (approximately 4.5% after giving effect to the Redemption); and Suebro beneficially owns 360,000 shares of Common Stock (all of which are deposited in the Voting Trust), representing 1.0% of the Common Stock outstanding as of March 14, 1997 (approximately 1.2 after giving effect to the Redemption).

            (b) AIP Capital has sole voting and dispositive power for its 900,000 shares of Common Stock. As the sole general partners of AIP Capital and AIP II, respectively, AIP II and AIP Corporation may be deemed to have sole voting and dispositive power for AIP Capital's 900,000 shares of Common Stock. As controlling stockholders of AIP Corporation, Mssrs. Rogers and Bingham may be deemed to have sole voting and dispositive power for AIP Capital's 900,000 shares of Common Stock.

            To the best knowledge of the Reporting Persons, each member of the Group, other than the Reporting Persons, has sole voting and dispositive power for such member's Common Stock.

            (c) Except as stated in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any Reporting Person or, to the best knowledge of the Reporting Persons, any of the individuals referred to in Item 2, during the past 60 days.

                                                             Page 13 of 29 Pages


            (d) To the best knowledge of the Reporting Persons, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by AIP Capital for its own account.

            (e)  Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer. The following descriptions are qualified in their entirety by reference to each of the Stock Purchase

Agreement, the Stockholders Agreement, the Registration Rights Agreement, the Buyers Letter Agreement and the Management Purchasers Letter Agreements, each of which is attached as an exhibit hereto and incorporated herein by reference.

STOCK PURCHASE AGREEMENT

            The Stock Purchase Agreement provides for, among other things, (i) the purchase by each of AIP Capital, Vestar, Harvard and the Management Purchasers of shares of Common Stock from SIH in the amounts and for the consideration described below, subject to Harvard's and Vestar's agreement to purchase on a pro rata basis any or all of the shares of Common Stock to be purchased by any of AIP Capital and the Management Purchasers which any of AIP Capital and the Management Purchasers fails to purchase, and (ii) certain post-closing purchase price adjustments.

            Purchase Price. Pursuant to the Stock Purchase Agreement, AIP Capital purchased 900,000 shares of Common Stock for an aggregate of $9,900,000, Vestar purchased 2,400,000 shares of Common Stock for an aggregate of $26,400,000, Harvard purchased 2,400,000 shares of Common Stock for an aggregate of $26,400,000 and the Management Purchasers purchased an aggregate of 300,000 shares of Common Stock for an aggregate of $3,300,000.

                                                             Page 14 of 29 Pages


            Purchase Price Adjustment. The $11.00 per share purchase price for the Common Stock pursuant to the Stock Purchase Agreement (the "Purchase Price") is subject to post-closing adjustment as follows: if (x) prior to December 31, 1997, any of AIP Capital, Vestar, Harvard or a Management Purchaser (collectively, the "Buyer") sells or agrees to sell any shares of Common Stock at a price in excess of the Purchase Price, which sale or agreement relates to any proposal for the acquisition, merger, consolidation, liquidation or other similar transaction involving the Issuer (other than certain proposals previously identified to SIH and Incentive) made after October 30, 1996 and prior to March 31, 1997, and (y) Buyer shall not have waived each of the conditions precedent to the closing under the Stock Purchase Agreement that relate to the absence of a material adverse effect for the Issuer or the market in general, the seller of such shares will pay to SIH promptly thereafter an amount, for each share sold by such seller (but not, in any event, in excess of the number of shares acquired by such seller from SIH) in such subsequent sale, equal to 55% of the excess of (i) the price received by such seller for such share over (ii) the Purchase Price.

            If the foregoing paragraph is not applicable and any shares of Common Stock are subsequently sold by any of Harvard, Vestar, AIP Capital or a Management Purchaser pursuant to any agreement entered into prior to December 31, 1997, the seller of such shares will pay to SIH promptly thereafter an amount, for each share sold by such seller (but not, in any event, in excess of the number of shares acquired by such seller from SIH) in such subsequent sale, equal to 15% of the excess, if any, of (i) the price received by such seller for such share over (ii) $12.958.

            If, prior to December 31, 1997, any of Harvard, Vestar, AIP Capital or a Management Purchaser agrees to purchase all of the outstanding shares of Common Stock that it does not then own, such party will pay to SIH promptly thereafter an amount, for each of the 10,000,000 shares of Common Stock previously owned by SIH, equal to 15% of the excess, if any, of (i) the price paid by such party in such subsequent purchase over (ii) $12.958.

            Closing for the purchase by Buyer of the aggregate of the 6,000,000 shares of Common Stock owned by SIH pursuant to the Stock Purchase Agreement was conditioned, among other things, upon the Issuer's concurrent

                                                             Page 15 of 29 Pages


redemption by the Issuer of the remaining 4,000,000 shares of Common Stock from SIH pursuant to the Redemption Agreement.

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

            The Amended and Restated Stockholders Agreement, dated as of March 5, 1997 (the "Stockholders Agreement"), among the Voting Trust, AIP Capital, Vestar, Harvard and the Issuer, and joined for limited purposes by Vestar Capital Partners, Inc., a Delaware corporation ("Vestar Capital") and the Executive Officers, has a ten year term and provides, among other things, for the following:

            Amendments to By-Laws and Board Composition. The Stockholders Agreement provides that the Issuer's By-laws be amended to reflect the following changes to the composition of the Board. The Board shall maintain a committee (the "Nominating Committee") which shall nominate persons for election to the Board so that the Board shall be comprised of the following persons: (i) the chief executive officer of the Issuer; (ii) another executive officer of the Issuer; (iii) at least three individuals who are not employees of the Issuer or any of its subsidiaries; (iv) one individual designated by Vestar (the "Vestar Director") (so long as Vestar, its partners, Vestar Capital and its stockholders and officers, and their respective affiliates collectively and beneficially own at least 50% of the shares of Common Stock beneficially owned by Vestar and Vestar Capital on the closing date under the Stock Purchase Agreement; (v) one individual designated by Mr. Kassling (so long as Mr. Kassling and members of his immediate family and their affiliates collectively and beneficially own at least 50% of the shares of Common Stock beneficially owned by Mr. Kassling on the closing date under the Stock Purchase Agreement; (vi) one individual designated by Harvard (the "Harvard Director") (so long as Harvard and its stockholders and officers and their respective affiliates collectively and beneficially own at least 50% of the shares of Common Stock beneficially owned by Harvard on the closing date under the Stock Purchase Agreement); and (vii) Mr. Fernandez (so long as (x) Mr. Fernandez is able and willing to serve and (y) Mr. Fernandez and his immediate family and their affiliates collectively and beneficially own at

                                                             Page 16 of 29 Pages


least 50% of the Pulse Shares (as defined in the Stockholders Agreement)). So long as Mr. Fernandez meets the qualifications set forth in the foregoing clause
(vii), the Chairman of the Board shall direct the Nominating Committee to nominate Mr. Fernandez as a member of the Board.

            Each committee of the Board shall include either the Vestar Director or the Harvard Director (as determined by Harvard and Vestar) as one of its members.

            Voting Agreements. The Stockholders Agreement further provides that any person designated by Vestar, Harvard, Mr. Kassling or, in the case of Mr. Fernandez, the Chairman of the Board, shall be nominated by the Nominating Committee to be elected to the Board at the related stockholders' meeting, or by the directors already elected to the Board, as the case may be, voting in conformity with such nomination. In furtherance thereof, each of the Voting Trust, AIP Capital, Vestar, Harvard, Vestar Capital and each Executive Officer has agreed to vote all of the shares of Common Stock and any other voting securities of the Issuer from time to time held by it or him in favor of, and each of the Voting Trust, AIP Capital, Vestar, Harvard, Vestar Capital and the Executive Officers has agreed to cause any shares of Common Stock or other voting securities of the Issuer as to which it or he from time to time has the right to direct the vote, to be voted in favor of, and to take any other appropriate steps to cause, the election to the Board of individuals designated by Vestar, Harvard and/or Mr. Kassling and, in the case of Mr. Fernandez, the Chairman of the Board, and nominated by the Nominating Committee in accordance with the Stockholders Agreement; provided, that Mr. Kassling shall not be deemed to control any shares of Common Stock held by the ESOP for purposes of the Stockholders Agreement.

            Stock Transfer Restrictions. The Stockholders Agreement also contains restrictions on the ability of the parties thereto to transfer their shares of Common Stock. Subject to certain exceptions described below, until March 31, 2001, AIP Capital, Vestar, Vestar Capital, Harvard and the Voting Trust shall not assign, mortgage, change, hypothecate, give away or otherwise transfer (collectively, "transfer") any Common Stock owned or held by it or him. The foregoing does not restrict (i) the transferability of interests in the Voting Trust so long as any such transfer does not

                                                             Page 17 of 29 Pages

affect the underlying Common Stock and (ii) the ability of Vestar Capital to pledge the 40,000 shares of Common Stock currently held by Vestar Capital.

            Notwithstanding the restrictions contained in the Stockholders Agreement, the following transfers are permitted:

            On or prior to March 31, 1998, shares of Common Stock owned by AIP Capital, Harvard and Vestar may be transferred (i) to affiliates or partners of such transferor who agree in a writing, in form and substance reasonably satisfactory to the Issuer, to be bound by and subject to the provisions of the Stockholders Agreement, (ii) in connection with the exercise of "piggyback" registration rights granted to such transferor by the Issuer, or (iii) in connection with any merger, consolidation, reorganization, recapitalization or similar transaction or any tender or exchange offer approved or recommended by the Board. After March 31, 1998, shares of Common Stock owned by AIP Capital, Harvard and Vestar may be transferred as permitted under the foregoing clauses
(i), (ii) and (iii), as well as: (w) in an underwritten public offering; (x) in any disposition to a person which, to the best knowledge of AIP Capital, Harvard or Vestar, as the case may be, after due inquiry, will not beneficially own, together with such person's affiliates, a number of shares of Common Stock then outstanding on a fully diluted basis which, when combined with the number of shares of Common Stock owned by AIP Capital, Harvard or Vestar, as the case may be, being disposed of in such disposition, would constitute more than 6% of the shares of Common Stock on a fully diluted basis; (y) to or through any broker, underwriter, placement agent or other financial intermediary, acting in such capacity, which undertakes in a writing reasonably satisfactory to the Issuer to effect any subsequent transfer by it of such shares of Common Stock owned by AIP Capital, Harvard or Vestar, as the case may be, in an underwritten public offering; or (z) to any person (other than any person which, to the best knowledge of AIP Capital, Harvard or Vestar, as the case may be, after due inquiry, is a competitor or customer of the Issuer or has, prior to such sale, initiated or has been an active participant in an unsolicited change of control transaction by tender offer, proxy contest, consent solicitation or otherwise with respect to the Issuer), provided that the Issuer shall have a right of first offer (as described below) with respect to any shares of

                                                             Page 18 of 29 Pages

Common Stock owned by AIP Capital, Harvard or Vestar, as the case may be, proposed to be sold in accordance with this clause (z) unless the Issuer shall have approved of such transfer in writing.

            If either AIP Capital, Harvard or Vestar proposes to sell any shares of Common Stock owned by AIP Capital, Harvard or Vestar, respectively, to a third party pursuant to the exception described in clause (z) above, the selling party shall not transfer such shares (the "Offered Shares") without first offering the Offered Shares to the Issuer in accordance with the procedures set forth in the Stockholders Agreement. The Issuer shall have the right to make an offer for the Offered Shares by notifying the selling party (such notice being referred to as an "Election Notice") at any time within 35 days of the Issuer's receipt of a sale notice from such selling party, provided, that any such Election Notice from the Issuer shall be irrevocable, shall contain all of the material terms and conditions of the sale and shall be accompanied by a commitment letter from a bank or other responsible source of financing for such purchase, or by a certificate signed by the Chief Financial Officer of the Issuer certifying that the Issuer has sufficient funds to purchase the Offered Shares. If the Issuer fails to deliver an Election Notice within 35 days of receipt by the Issuer of a selling party's sale notice or if the Issuer otherwise advises the selling party in writing that the Issuer does not intend to exercise its right to acquire the Offered Shares, such selling party shall be entitled to sell the Offered Shares to any other person without any requirement as to the terms and conditions of such sale; provided, that if such selling party does not sell the Offered Shares by the earlier to occur of 180 days from the expiration of the Issuer's right to deliver an Election Notice or 180 days from written notice from the Issuer that it does not intend to exercise its right to acquire the Offered Shares, the Issuer's right of first offer shall again apply to the Offered Shares.

            If the Issuer delivers its Election Notice for the Offered Shares within 35 days of receipt by the Issuer of a selling party's sale notice, such selling party shall be entitled to offer the Offered Shares to any person pursuant to a third party sale at a price that is more favorable to such selling party than the price set forth in the Issuer's Election Notice, provided that any such sale must occur within 180 days of the date of delivery of such Election Notice.

                                                             Page 19 of 29 Pages


            Notwithstanding the foregoing, if the selling party's sale notice is in connection with any tender offer or exchange offer for outstanding Common Stock, the Issuer shall be required, to the extent the Issuer desires to purchase the Offered Shares, to exercise its right to purchase, and to consummate the purchase of, the Offered Shares by the date which is the earlier of (i) 10 days following receipt of the related sale notice and (ii) the business day prior to the expiration of such tender or exchange offer.

            After March 31, 1998, AIP Capital, Harvard and Vestar shall be permitted to sell shares of Common Stock pursuant to and subject to the limitations set forth in Rule 144 of the Securities Act of 1933, as amended (the "Securities Act").

            Notwithstanding any provision described herein to the contrary, holders (other than the Executive Officers) of trust certificates issued by the Voting Trust in exchange for shares of Common Stock are, to the extent permitted by the Voting Trust Agreement, permitted to transfer shares of Common Stock held by the Voting Trust, withdraw such shares from the Voting Trust, and/or sell or otherwise dispose of Common Stock at any time. Upon expiration of the Voting Trust, shares of Common Stock held by the Voting Trust may be distributed in accordance with the terms thereof and such shares will no longer be subject to the transfer restrictions set forth in the Stockholders Agreement.

            The Stockholders Agreement further provides that, except as set forth below, until March 31, 2001, none of the Executive Officers shall transfer any shares of Common Stock beneficially owned by him or any of his interest in the Voting Trust (treating any Common Stock held by the Voting Trust for the account of any of the Executive Officers as Common Stock owned by such person); provided that Executive Officers shall be permitted to transfer at any time shares of Common Stock in the circumstances described in the first sentence of the last paragraph on page 15 hereinabove.

            Each of the Executive Officers shall be permitted to transfer shares of Common Stock beneficially owned by him at any time in accordance with the terms of the Voting Trust Agreement regardless of whether such

                                                             Page 20 of 29 Pages


person is a participant in the Voting Trust. Each of the Executive Officers who is also a participant in the Voting Trust shall be permitted to withdraw shares of Common Stock from the Voting Trust at any time in accordance with the terms of the Voting Trust Agreement, as in effect on March 5, 1997.

            So long as any of the Executive Officers continues to be an employee of the Issuer or any of its subsidiaries, such person, together with his permitted transferees, may transfer during each 12-month period following the effective date of the Stockholders Agreement, in the aggregate, 5% of the shares of Common Stock beneficially owned by such person on March 5, 1997.

            In the event that the employment of any Executive Officer with the Issuer and its subsidiaries is terminated for any reason, such person, together with his permitted transferees, may transfer during each 12-month period following the effective date of such termination, in the aggregate, 20% of the shares of Common Stock beneficially owned by such person on the effective date of such termination. This restriction may be waived by the Chairman of the Board of the Issuer as to any Executive Officer if such person delivers to the Chairman of the Board a request for waiver indicating that such waiver is required in order to alleviate personal hardship. The decision as to whether and to what extent to grant a waiver shall be in the sole discretion of the Chairman of the Board.

            Each of the Executive Officers agrees not to effect any public sale or distribution of shares of Common stock owned by him or any similar security of the Issuer, or any securities convertible into or exchangeable or exercisable for such securities, or any securities into which such securities are convertible or for which such securities are exchangeable or exercisable, during the 10 days prior to, and during the 90-day period beginning on, the effective date of any registration statement in which securityholders are participating in connection with an underwritten public offering of shares of Common Stock (except as part of such registration), if and to the extent reasonably requested in writing (with reasonable prior notice) by the lead managing underwriter of the underwritten public offering.

            Each of the Executive Officers agrees that no shares of Common Stock (or any interests in the Voting Trust) beneficially owned by him, his spouse or his minor children will be transferred unless the transferee agrees in a

                                                             Page 21 of 29 Pages


writing, in form and substance reasonably satisfactory to the Issuer, to be bound by and subject to the provisions described in the proceeding paragraphs.

            Shares of Common Stock held by the ESOP are not deemed to be beneficially owned by any of the Executive Officers for purposes of the Stockholders Agreement. Shares of Common Stock held in the Voting Trust (other than shares deposited by the Executive Officers in the Voting Trust) also are not deemed to be beneficially owned by any of the Executive Officers for purposes of the Stockholders Agreement.

COMMON STOCK REGISTRATION RIGHTS AGREEMENT

            The Common Stock Registration Rights Agreement, dated as of March 5, 1997 (the "Registration Rights Agreement"), among the Issuer, AIP Capital, Harvard, the Voting Trust, Vestar, Vestar Capital, Emilio A. Fernandez, and Emilio A. Fernandez, Jr., as custodian for Eric A. Fernandez, and Ofelia B. Fernandez (collectively, the "Pulse Shareholders"), provides for, among other things, the registration of sales of shares of Common Stock under the Securities Act, by Holders at the expense, subject to certain specified exceptions, of the Issuer. A "Holder" is defined in the Registration Rights Agreement as each of Harvard, Vestar, Vestar Capital, AIP Capital, the Voting Trust, the Pulse Shareholders (so long as each is a holder of Common Stock that has not been registered under the Securities Act, where the same is required for the sale of such Common Stock to the public) and any transferee of the foregoing who agrees in writing to be bound by the provisions of the Registration Rights Agreement.

            Harvard has the right to make two requests to the Issuer for the registration of Common Stock owned by Harvard. Harvard's first request (the "First Harvard Demand") may be made at any time commencing after June 30, 1998. Harvard's second request (the "Second Harvard Demand") may be made at any time commencing one year after the consummation of any public offering of Common Stock made in connection with the exercise of the First Harvard Demand. One or both of the Harvard demands may be made by an affiliate of Harvard to which Common Stock owned by Harvard has been transferred, but in no event shall Harvard and such affiliate be permitted to make more

                                                             Page 22 of 29 Pages


than two demands in the aggregate. Harvard also is permitted (but not at the Issuer's expense) to make an unlimited number of requests for registration on Form S-3 when the Issuer is eligible to use such form.

            The Voting Trust has the right to make two requests to the Issuer for the registration of Common Stock held by the Voting Trust. The Voting Trust's first and second requests may be made at any time that the First Harvard Demand and the Second Harvard Demand, respectively, may be made. The Voting Trust also is permitted (but not at the Issuer's expense) to make an unlimited number of requests for registration on Form S-3 when the Issuer is eligible to use such form.

            Vestar has the right to make two requests to the Issuer for the registration of Common Stock owned by Vestar or Vestar Capital. Vestar's first and second requests may be made at any time that the First Harvard Demand and the Second Harvard Demand, respectively, may be made. One or both of the Vestar demands may be made by an affiliate of Vestar to which Common Stock owned by Vestar has been transferred, but in no event shall Vestar and such affiliate be permitted to make more than two demands in the aggregate. Vestar also is permitted (but not at the Issuer's expense) to make an unlimited number of requests for registration on Form S-3 when the Issuer is eligible to use such form.

            Following a demand by Harvard, the Voting Trust or Vestar, the Issuer must promptly give written notice of such requested registration to the other Holders of Common Stock. The Issuer must include in such registration all Common Stock of any Holder with respect to which the Issuer has received written requests for inclusion therein within 15 business days after the receipt by such Holder of such notice.

            If the Issuer at any time proposes to register any of its securities under the Securities Act (other than pursuant to the exercise by Harvard, Vestar or the Voting Trust of their demand registration rights) on any form other than Form S-4 or S-8 (or any similar form then in effect) for sale for its own account or otherwise, and if the registration form proposed to be used may be used for the registration of Common Stock, the Issuer will each such time give prompt written notice to all Holders of Common Stock of its intention to do so. Upon the written request of any

                                                             Page 23 of 29 Pages


such Holder made within 30 days after the receipt of any such notice, the Issuer will use its reasonable best efforts to cause the registration of all Common Stock requested by such Holder to be registered.

             The Issuer shall not be obligated to file a registration statement, or to file any amendment or supplement thereto, if the Issuer reasonably believes that such filing would adversely affect a pending or proposed public offering of the Issuer's securities, a financing, acquisition, merger, recapitalization or similar transaction, or would be seriously detrimental to the Issuer and its stockholders. If the Issuer suspends the sellers' right to make sales pursuant to an effective registration statement, the applicable registration period shall be extended by the number of days of such suspension, and if the Issuer delays the filing with the Securities and Exchange Commission of a registration statement or any amendment or supplement thereto or the effectiveness of such registration statement, Harvard, the Voting Trust or Vestar, as the case may be, may withdraw its request and thereafter shall be entitled to make one additional demand registration request in lieu of the withdrawn request.

            The Registration Rights Agreement provides that in an underwritten offering the Issuer may reduce the number of shares to be registered by the Issuer and the Holders, in accordance with the priority provisions set forth therein, if the lead managing underwriter advises the Issuer that, in its opinion, the number of securities requested to be included in such registration exceeds the number which can be sold in such offering within a price range stated as being acceptable by the Holder requesting registration. In certain circumstances where the number of shares of Common Stock to be registered has been so reduced, Harvard, the Voting Trust and Vestar shall have the right to make an additional demand for registration at the Issuer's expense.

            The Issuer has agreed not to grant to any person registration rights which (i) are exercisable prior to the time when registration rights under the Registration Rights Agreement are first exercisable, (ii) would result in the deferral of a demand registration which could otherwise be affected under the Registration Rights Agreement, (iii) would operate to reduce the number of shares of Common Stock which could be registered pursuant to a demand registration under the Registration Rights Agreement by Harvard, Vestar or the Voting Trust, (iv) except with respect to Common

                                                             Page 24 of 29 Pages


Stock issued by the Issuer in the future, would operate to reduce the number of shares of Common Stock which could be registered in any other registration under the Registration Rights Agreement or (v) would have priority for inclusion in any registration under the Registration Rights Agreement or any Common Stock of any Holder.

            The Registration Rights Agreement also contains certain holdback, indemnity and contribution provisions.

BUYERS LETTER AGREEMENT

            The letter agreement, dated March 5, 1997 (the "Buyers Letter Agreement"), among Vestar, Harvard and AIP Capital provides, among other things, that neither Vestar, Harvard nor AIP Capital shall transfer any Common Stock owned or held by it without the prior written consent of (i) Harvard, in the case of any transfer by Vestar, (ii) Vestar, in the case of any transfer by Harvard, and (iii) each of Vestar and Harvard, in the case of any transfer by AIP Capital; provided that if any of such parties transfers a percentage of the Common Stock owned or held by it, each of the other parties to the Buyers Letter Agreement may transfer the same percentage of the Common Stock owned or held by it in separate transactions or as provided in the Registration Rights Agreement. Notwithstanding the provisions described in the preceding sentence (but in any event subject to the transfer restrictions contained in the Stockholders Agreement), each of Vestar, Harvard and AIP Capital are permitted to transfer any Common Stock owned or held by it without any prior written consent if such transfer is to any Affiliate (as defined in the Stockholders Agreement), other than (i) in the case of Vestar or AIP Capital, an Affiliate that is a limited partner of Vestar or AIP Capital, as the case may be, and (ii) in the case of Harvard, an Affiliate that is a stockholder of Harvard that does not control or whollyown Harvard, directly or indirectly.

            The Buyers Letter Agreement also provides that if Vestar and Harvard propose to transfer Common Stock owned or held by them pursuant to an exception to the transfer restrictions provided for in the Stockholders Agreement (which are described in clauses (x) or (z) on pages 15 and 16 hereof, and in the last sentence of the

                                                             Page 25 of 29 Pages


preceding paragraph), then Vestar and Harvard shall have the obligation, and AIP Capital shall have the right, to require the proposed transferee to purchase from AIP Capital up to a number of shares of Common Stock equal to the product of (i) the total number of shares of Common Stock beneficially owned by AIP Capital and (ii) a fraction the numerator of which is the total number of shares of Common Stock held by Vestar and Harvard which are actually included in the contemplated transfer and the denominator of which is the aggregate number of shares of Common Stock beneficially owned by Vestar and Harvard. Such purchase shall be made at the same price per share of Common Stock and otherwise upon the same terms and conditions applicable to Vestar and Harvard.

            Additionally, if Vestar and Harvard receive an offer from a third party which is not an affiliate of either Vestar or Harvard to purchase all of the shares of Common Stock owned by Vestar and Harvard and such offer is accepted by Vestar and Harvard, then AIP Capital, upon the written request of Vestar and Harvard, will transfer all shares of Common Stock owned by it to such purchaser on the same terms and subject to the same conditions that are applicable to Vestar and Harvard.

            If either Vestar or Harvard proposes to transfer Common Stock owned or held by it in an underwritten offering or pursuant to Rule 144 of the Securities Act, it shall give AIP Capital written notice of such proposed transfer at the time Vestar or Harvard gives notice to the other of such proposed transfer, and in any event at least three business days prior to the consummation of such proposed transfer.

            The foregoing provisions of the Buyers Letter Agreement expire on March 31, 2001.

LETTER AGREEMENT OF MANAGEMENT PURCHASERS PARTY TO THE STOCKHOLDERS

AGREEMENT

            In the letter, dated March 20, 1997 (the "Letter Agreement of Management Purchasers Party to the Stockholders Agreement"), from each of the Management Purchasers who is a party to the Stockholders Agreement to Vestar, Harvard, AIP Capital and the Issuer, each of such Management Purchasers agreed that prior to April 1, 1998,

                                                             Page 26 of 29 Pages


none of the shares of Common Stock acquired by such Management Purchaser pursuant to the Stock Purchase Agreement (the "Acquired Shares") will be transferred (as defined in the Stockholders Agreement), except in circumstances described in the first sentence of the last paragraph on page 15 hereinabove. Thereafter, transfer of the Acquired Shares by such Management Purchasers will be governed by the Stockholders Agreement.

LETTER AGREEMENT OF MANAGEMENT PURCHASERS NOT PARTY TO THE STOCKHOLDERS

AGREEMENT

            In the letter, dated March 20, 1997 (the "Letter Agreement of Management Purchasers Not Party to the Stockholders Agreement" and, together with the Letter Agreement of Management Purchasers Party to the Stockholders Agreement, the "Management Purchasers Letter Agreements") from each of the Management Purchasers who is not a party to the Stockholders Agreement to Vestar, Harvard, AIP Capital and the Issuer, each of such Management Purchasers agreed that prior to April 1, 1998 none of such Management Purchasers' Acquired Shares will be transferred (as defined in the Stockholders Agreement), except as provided in the first sentence of the last paragraph on page 15 hereinabove; provided that such Acquired Shares may be pledged as collateral to a bona fide financial institution to secure a loan obtained for the purpose of financing such Management Purchaser's purchase of such Acquired Shares. Thereafter, Acquired Shares owned by such Management Purchasers will not be transferred except as follows: (i) to immediate family members, a corporation controlled by such Management Purchaser or his immediate family, or grantor or other trusts or other vehicles for tax, estate or financial planning purposes; (ii) as collateral security for a loan or other credit; (iii) in the event of personal hardship; (iv) up to one-third of the Acquired Shares can be transferred and/or released from the Letter Agreement of Management Purchasers Not Party to the Stockholders Agreement each calendar year, except that this exception is limited to 5% of Acquired Shares each year for Management Purchasers who are also corporate officers of the Issuer; and (v) following termination of employment of such Management Purchaser by the Issuer.

                                                             Page 27 of 29 Pages


            The provisions of the Letter Agreement of Management Purchasers Not Party to the Stockholders Agreement will expire on the earlier of (x) March 31, 2001 and (y) the termination of the Stockholders Agreement.

            Except as set forth herein, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the individuals referred to in Item 2, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities or the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement, dated as of March 31, 1997, among AIP Capital, AIP II, AIP Corporation, Mr. Rogers and Mr. Bingham relating to the filing of a joint statement on Schedule 13D.

Exhibit 2. Stock Purchase Agreement, dated as of March 5, 1997, among SIH, Incentive, Vestar, Harvard, AIP Capital and the Management Purchasers.

Exhibit 3. Amended and Restated Stockholders Agreement, dated as of March 5, 1997, by and among the Voting Trust, Vestar, Harvard, AIP Capital, and the Issuer, and joined for certain purposes by Vestar Capital and the Executive Officers.

Exhibit 4. Amendment No. 1 to the Amended and Restated Stockholders Agreement, dated as of March 28, 1997, by and among the Voting Trust, Vestar, Harvard, AIP Capital and the Issuer.

Exhibit 5. Common Stock Registration Rights Agreement, dated as of March 5, 1997, by and among the Issuer, Harvard, AIP Capital, the Voting Trust, Vestar, Vestar Capital and the Pulse Shareholders.

Exhibit 6. Letter Agreement, dated March 5, 1997, among Vestar, Harvard and AIP Capital.

Exhibit 7. Letter, dated March 20, 1997, from each of the Management Purchasers who is a party to the Stockholders Agreement to Harvard, Vestar, AIP Capital and the Issuer.

Exhibit 8. Letter, dated March 20, 1997, from each of the Management Purchasers who is not a party to the Stockholders Agreement to Harvard, Vestar, AIP Capital and the Issuer.

                                                             Page 28 of 29 Pages


                                        SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

By:     /s/ Theodore C. Rogers
   ---------------------------------
      Theodore C. Rogers

By:     /s/ Richard Bingham
   ---------------------------------
      W. Richard Bingham


AMERICAN INDUSTRIAL PARTNERS CAPITAL
FUND II, L.P.

By:  American Industrial Partners II, L.P.
Its:  General Partner

By:  American Industrial Partners Corporation
Its:  General Partner

By:     /s/ Theodore C. Rogers
   ---------------------------------
      Name: Theodore C. Rogers
      Title: Chairman

AMERICAN INDUSTRIAL PARTNERS II, L.P.

By:  American Industrial Partners Corporation
Its:  General Partner

By:     /s/ Theodore C. Rogers
   ---------------------------------
      Name: Theodore C. Rogers
      Title: Chairman

AMERICAN INDUSTRIAL PARTNERS

CORPORATION

By:     /s/ Theodore C. Rogers
   ---------------------------------
      Name: Theodore C. Rogers
      Title: Chairman

Dated:  March 31, 1997

                                                             Page 29 of 29 Pages

                                       EXHIBIT INDEX

Exhibit 1. Joint Filing Agreement, dated as of March 31, 1997, among AIP
           Capital, AIP II, AIP Corporation, Mr. Rogers and Mr. Bingham relating to the filing of a joint statement on Schedule 13D.

Exhibit 2. Stock Purchase Agreement, dated as of March 5, 1997, among SIH, Incentive, Vestar, Harvard, AIP Capital and the Management Purchasers.

Exhibit 3. Amended and Restated Stockholders Agreement, dated as of March 5, 1997, by and among the Voting Trust, Vestar, Harvard, AIP Capital, and the Issuer, and joined for certain purposes by Vestar Capital and the Executive Officers.

Exhibit 4. Amendment No. 1 to the Amended and Restated Stockholders Agreement, dated as of March 28, 1997, by and among the Voting Trust, Vestar, Harvard, AIP Capital and the Issuer.

Exhibit 5. Common Stock Registration Rights Agreement, dated as of March 5, 1997, by and among the Issuer, Harvard, AIP Capital, the Voting Trust, Vestar, Vestar Capital and the Pulse Shareholders.

Exhibit 6. Letter Agreement, dated March 5, 1997, among Vestar, Harvard and AIP Capital.

Exhibit 7. Letter, dated March 20, 1997, from each of the Management Purchasers who is a party to the Stockholders Agreement to Harvard, Vestar, AIP Capital and the Issuer.

Exhibit 8. Letter, dated March 20, 1997, from each of the Management Purchasers who is not a party to the Stockholders Agreement to Harvard, Vestar, AIP Capital and the Issuer.